K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

April 23, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sunny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-194787
Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 21, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Fundamental Large Cap Value Trust, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Fundamental Value Trust, another series of the Trust (the “Acquired Fund”). The Registration Statement was filed with the SEC on March 25, 2014, accession no. 0000898432-14-000490.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Comment 1

(a)	On the front cover, please clarify the Registration Statement’s two proposals. See, for example, the manner in which the proposals are disclosed in the “Notice of Special Meeting of Shareholders.”

(b)	On the front cover, please add the disclosure required by Item 1(b)(2) of Form N-14 regarding the type of fund.

(c)	On the front cover, please update the SEC file numbers provided with respect to the JHVIT Statement of Additional Information.

(d)	Under “The Reorganization,” please clarify the defined term “Exchange Date.” If applicable, change the Exchange Date to reflect that it is the “Closing Date” of the Reorganization.

Responses to Comment 1

(a) The Trust has made the requested change.

(b)
The Trust respectfully notes that the front cover includes the statement that “Each of the Acquired and Acquiring Funds invests primarily in equity securities.” Accordingly, the Trust believes that no change is necessary in response to this comment.

(c) The Trust has made the requested change.

Securities and Exchange Commission
April 23, 2014

(d)
The Trust respectfully notes that the Registration Statement states that the term Exchange Date refers to the “closing date of the Reorganization.” Accordingly, the Trust believes that no change is necessary in response to this comment.

Comment 2 — In the discussion of Proposal 1, on p. 5, the final paragraph states “In addition, if Proposal 2 is not approved, immediately prior to the Reorganization, the Acquired Fund may, in certain situations, not comply with its investment policies.” Please expand this discussion to reflect to what extent and under what circumstances the Acquired Fund may fail to comply with its stated investment policies.

Response to Comment 2 — Upon further review, the Trust has determined that the Acquired Fund would be expected to comply with its investment policies immediately prior to the Reorganization, even if Proposal 2 is not approved. Accordingly, the Trust has deleted this statement.

Comment 3 — In the discussion of Proposal 1, on p. 6, under “Comparison of Acquired and Acquiring Funds,” please add a comparison of each Fund’s policy with respect to the use of derivative instruments.

Response to Comment 3 — The Trust respectfully notes that a comparison of each Fund’s policy with respect to the use of derivative instruments is included on p. 7 under the heading “Use of Hedging and Other Strategic Transactions.” Accordingly, the Trust believes that no change is necessary in response to this comment.

Comment 4

(a)	In the “Annual Fund Operating Expenses” table on page 8, the management fee for Fundamental Value Trust is reflected as 0.76%. Please reconcile this with the 0.75% management fee stated on p. 11.

(b)
As a note to the “Annual Fund Operating Expenses” table on p. 8, the Registration Statement states that “Certain John Hancock funds of funds that held Series NAV shares of Fundamental Value Trust, with a value of […] are expected to fully redeem their holdings in the fund prior to the Exchange Date.” Please supplementally explain whether these redemptions are expected to have an impact on the pro forma expenses shown in the table.

Responses to Comment 4

(a)
The 0.76% disclosed in the Annual Operating Expenses table represents the gross management fee for Fundamental Value Trust. The 0.75% on p. 11 represents the effective advisory fee for the fiscal year ended December 31, 2013 net of a voluntary waiver of 0.01% by the Fund’s investment adviser, which may be terminated at any time.

(b) The pro forma expense ratios have been calculated assuming that the fund of funds fully redeem their holdings of Series NAV shares of Fundamental Value Trust prior to the Exchange Date.

Comment 5

(a)	In the beginning of the “Performance” section on p. 11, please summarize and compare the performance of the Acquired and Acquiring Funds.

(b)
In the “Performance” section on p. 11, in light of the disclosure that states “The calendar year total returns for each fund represent the returns for the fund’s oldest share class,” please delete the first two sentences of the paragraph directly following that disclosure.

Securities and Exchange Commission
April 23, 2014

(c)	In the bar charts of the “Performance” section, please remove all horizontal lines except for the x-axis.

(d)	Please provide the accurate time period for the Worst Quarter of performance for Fundamental Large Cap Value Trust, on page 12.

(e)	Please remove the “Year to Date” performance below the “Calendar Year Total Returns” bar chart for each Fund, on page 12.

Responses to Comment 5

	(a)	The Trust has made the requested change.

(b)
The Trust respectfully notes that the disclosure that the staff has requested be deleted relates to the average annual returns tables for the Funds, and not the Funds’ calendar year total returns bar charts. Accordingly, the Trust believes that no change is necessary in response to this comment.

	(c)	The Trust has made the requested change.

	(d)	The Trust has made the requested change.

	(e)	The Trust has made the requested change.

Comment 6

(a)	Please reconcile the statement in Item 3 of the “Board Consideration of the Reorganization” on p. 14 with the footnote to the “Principal Investment Strategies” section on p. 6.

(b)	Item 5 of “Board Consideration of the Reorganization” on p. 14 states that the Board considered the three-year performance returns of each Fund. Please substantiate the three-year performance returns of each Fund in the Registration Statement. For example, you could add the three-year performance returns to the “Average Total Returns” tables for each Fund.

Responses to Comment 6

	(a)	The Trust has made the requested change.

	(b)	The Trust has added information regarding the three-year performance of each Fund in Item 5 of “Board Considerations of the Reorganization.”

Comment 7 — Please confirm whether or not the investment policies reflected in “Additional Information About the Funds’ Investment Policies” are fundamental investment policies of the Funds. If yes, please include these investment policies in the “Principal Investment Strategies” section on p. 6. Please clarify also on p. 6 that the investment policies disclosed there represent all of the principal investment strategies of the Funds.

Response to Comment 7 — The investment policies described in “Additional Information About the Funds’ Investment Policies” are not fundamental investment policies of the Funds. In addition, the Trust has clarified that the chart sets forth each Fund’s principal investment strategies.

Securities and Exchange Commission
April 23, 2014

Comment 8 — In the narrative disclosure under in the “Capitalization” section, please explain that the Capitalization table shows pro forma capitalizations as though the Reorganization had taken place on December 31, 2013.

Response to Comment 8 — The Trust respectfully notes that the Capitalization tables reflect financial information relating to each Fund as if the Reorganization had occurred at the beginning of the most recently completed fiscal year, consistent with disclosure included in the introduction to this section. This approach shows the pro forma effect of the Reorganization on the Acquiring Fund’s capitalization if the Reorganization had been in effect for a complete fiscal year. Accordingly, the Trust believes that no change is necessary in response to this comment.

Comment 9 — Please confirm and correct, if necessary, the references to the Registration Statement’s appendices throughout the section “JHAM and Proposed Subadvisory Agreement” under Proposal 2.

Response to Comment 9 — The Trust has made the requested changes.

Comment 10 — Please include all information provided in Appendix B in the body of the Registration Statement.

Response to Comment 10 — The Trust believes that the current format setting forth in Appendix B certain information regarding the proposed subadvisor for the Acquired Fund streamlines the disclosure in the Registration Statement. Accordingly, the Trust respectfully declines to make this change.

Comment 11 — In light of the anticipated change in subadvisory fees, please provide the aggregate dollar amount actually paid by each Fund in the previous fiscal year, along with what pro forma dollar amount would have been paid under the Proposed Subadvisory Agreement. Please state explicitly the percentage difference between the two amounts.

Response to Comment 11 — The Trust respectfully notes that each Fund’s investment adviser, and not the Fund, is responsible for paying subadvisory fees. Accordingly, the Trust believes that no change is necessary in response to this comment.

Comment 12 — Under Proposal 2, in “Evaluation by the Board,” please indicate how the Board evaluated each factor (e.g., favorably or unfavorably), rather than simply providing a list of factors considered.

Response to Comment 12 — The Trust believes that the discussion of the determinations supporting the Board's decision to approve the proposed subadvisory agreement contains an evaluation of each of the factors.  The Trust has added additional disclosure in this regard.

Comment 13 — Please revise the “Additional Information” section under Proposal 2 if the content of Appendix B has been included in the body of the Registration Statement.

Response to Comment 13 —As noted in the Trust’s response to comment no. 10 above, the Trust believes that no change is necessary in response to this comment.

Comment 14 — On pages 35-36, under “Shareholders and Voting Information -- Shareholders of JHVIT,” please disclose whether any record owner of one or more variable contracts has voting authority with respect to 5% or more of the outstanding shares of any class of shares of either Fund.

Response to Comment 14 — The Trust has made the requested change.

Securities and Exchange Commission
April 23, 2014

Comment 15 — Please revise the filing date of the Trust’s Annual Report under “Financial Statements” to accurately reflect that the Trust’s Annual Report was filed on March 7, 2014.

Response to Comment 15 — The Trust has made the requested change.

*           *           *

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc:  Betsy Anne Seel